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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                         (INITIAL FILING - RAHIM RAYANI)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Gulf Coast Oil & Gas, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   40222R 108
                                   ----------
                                 (CUSIP Number)

                                  Rahim Rayani
                           Gulf Coast Oil & Gas, Inc.
                                 5847 San Felipe
                                   Suite 1700
                                Houston, TX 77057
                            Telephone: (604) 876-7157
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 40222R 108

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Rahim Rayani
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2.    Check the Appropriate box if a Member of a Group (See Instructions)
      (a)
      (b)
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3.    SEC Use Only

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4.    Source of Funds (See Instructions) OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization

      Canada
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7.    Sole Voting Power

      16,500,000
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8.    Shared Voting Power

      0
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9.    Sole Dispositive Power

      16,500,000
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10.   Shared Dispositive Power

      0
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11.   Aggregate Amount Beneficially Owned By Each Reporting Person

      16,500,000
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)

      13.8%
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14.   Type of Reporting Person (See Instructions)

      IN
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

This statement on Schedule 13D constitutes the initial filing on Schedule 13D by Rahim Rayani (the "Reporting Person").

ITEM 1.     SECURITY AND ISSUER

            This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Gulf Coast Oil & Gas, Inc. (the "Issuer"). The address and principal executive office of the Issuer is 5847 San Felipe, Suite 1700, Houston, TX, 77057.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) Rahim Rayani

            (b) The business address of the Reporting Person is as follows:

                Gulf Coast Oil & Gas, Inc.
                5847 San Felipe, Suite 1700
                Houston, TX 77057

            (c) The Reporting Person is presently the President, Chief Executive
                Officer and Director of the Issuer. The principal business address of the Issuer is as follows:

                Gulf Coast Oil & Gas, Inc.
                5847 San Felipe, Suite 1700
                Houston, TX 77057

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

            (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On June 1, 2005, the Reporting Person received 5,500,000 shares of the Issuer's pre-split Common Stock in a private transaction exempt from applicable registration requirements. The Reporting Person received these shares which were formerly owned by the Issuer's former CEO, Massimiliano Pozzoni, for no monetary consideration. The Reporting Person did commit to use his best efforts as the Issuer's new CEO to cause the Issuer to pay off a portion of the Issuer's debts to Mr. Pozzoni. On July 13, 2005, the Issuer declared a 3 for 1 forward stock split, which resulted in the Reporting Person holding a total of 16,500,000 shares. For additional information concerning the transaction, see Item 4.


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

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of the transaction was to provide the Reporting Person with an investment opportunity and to motivate the Reporting Person to assist in the development of the Issuer's business operations and contribute to the growth of the Issuer.

            (a) through (j) not applicable.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) The Reporting Person is the beneficial owner of 16,500,000 shares of Issuer's Common Stock (the "Reporting Person Shares"), which represents approximately 13.8% of the Issuer's issued and outstanding Common Stock.

            (b) The Reporting Person Shares are owned directly by the Reporting
                Person, with the Reporting Person having the sole power to vote and dispose of the Reporting Person Shares.

            (c) The Reporting Person did not effect any transaction in the
                Common Stock of Issuer during the past sixty days.

            (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

            To the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            None


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 15, 2006                     /s/ Rahim Rayani
                                          -------------------------------------
                                          Rahim Rayani
                                          President and Chief Executive Officer


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